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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2000


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


           For the transition period from ___________ to ___________


                         Commission file number 0-13818


                         GMG RETIREMENT & SAVINGS PLAN

                (Full title of the Plan and address of the Plan,
               if different from that of the issuer named below)



                                 POPULAR, INC.

                            209 MUNOZ RIVERA AVENUE
                          HATO REY, PUERTO RICO 00918

             (Name of issuer of the securities held pursuant to the
              plan and the address of principal executive office)

GMG RETIREMENT & SAVINGS PLAN

                               TABLE OF CONTENTS

                                                              PAGE
Financial Statements and Schedules
  Independent Auditors' Report..............................    1
  Statements of Net Assets Available for Benefits as of
     December 31, 2000 and 1999.............................    2
  Statements of Changes in Net Assets Available for Benefits
     for the years ended December 31, 2000 and 1999.........    3
  Notes to Financial Statements.............................    4
  Schedule of Assets Held for Investment Purposes as of
     December 31, 2000 and 1999.............................    8
  Schedule of Reconciliation of Form 5500 as of December 31,
     2000 and 1999..........................................    9
Signature...................................................   10
Consent of Independent Accountants..........................   11

(Logo)             HipoLito Torres Rivera & Co. CPA's P.S.C.
                   Certified Public Accountants & Consultants







INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
  GMG Retirement & Savings Plan

We have audited the accompanying statements of net assets available for benefits of GMG Retirement & Savings Plan (formerly GM Group, Inc. CODA Profit Sharing
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of GMG Retirement & Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reconciliation of Form 5500 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HipoLito Torres Rivera & CPA's, P.S.C.

San Juan, Puerto Rico
June 7, 2001

Stamp number was
affixed to the original report.

GM Group Plaza Suite 104A-Box 8
1590 Ponce de Leon Ave., San Juan, PR 00926
T(787) 281-0088 F(787) 281-0087 E-mail htrpa@prtc.net

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
                         GMG RETIREMENT & SAVINGS PLAN
                FORMERLY GM GROUP, INC. CODA PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                                    2000                1999
                                                 ----------          ----------
ASSETS

INVESTMENTS, at fair value:
   Equity fund                                   $2,280,368          $1,038,725
   Fixed income                                     113,997             146,101
   Stock                                          1,843,651                  --
   Money market                                       1,010             275,218
                                                 ----------          ----------
      Total investments                           4,239,026           1,460,044
                                                 ----------          ----------

CONTRIBUTIONS RECEIVABLE:
   Participants                                      35,453                  --
   Employer                                          13,453                  --
                                                 ----------          ----------
      Total contributions receivable                 48,906                  --
                                                 ----------          ----------

DIVIDEND RECEIVABLE                                  95,242                  --
                                                 ----------          ----------

TOTAL NET ASSETS AVAILABLE FOR BENEFITS          $4,383,174          $1,460,044
                                                 ==========          ==========

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                          GMG RETIREMENT & SAVINGS PLAN
                FORMERLY GM GROUP, INC. CODA PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                           2000                   1999
                                                       ------------           ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO

INVESTMENT INCOME:
   Unrealized gain (loss) on trust funds               $   (164,719)          $      8,018
   Realized gain (loss) on distributions                     (3,299)                28,329
   Dividends                                                204,937                     --
   Interest                                                   9,960                  8,172
                                                       ------------           ------------
      Total investment income                                46,879                 44,519
                                                       ------------           ------------

CONTRIBUTIONS:
   Participants                                           1,049,137                447,951
   Employer                                                 356,826                 22,977
   Rollover                                               1,651,709                     --
                                                       ------------           ------------
      Total contributions                                 3,057,672                470,928
                                                       ------------           ------------

         Total additions                                  3,104,551                515,447
                                                       ------------           ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

BENEFITS PAID DIRECTLY TO PARTICIPANTS                      181,421                189,740
                                                       ------------           ------------

NET INCREASE                                              2,923,130                325,707

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                      1,460,044              1,134,337
                                                       ------------           ------------

   End of year                                         $  4,383,174           $  1,460,044
                                                       ============           ============

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.


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


                          GMG RETIREMENT & SAVINGS PLAN
                FORMERLY GM GROUP, INC. CODA PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
================================================================================


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION - The GMG Retirement & Savings Plan (the "Plan") was effective on January 1, 1996. The Plan was created for the benefit of the employees of GM Group, Inc., a corporation organized under the laws of the Commonwealth of Puerto Rico (the "Sponsor"). In January 2000, the Plan changed its name from GM Group, Inc. CODA Profit Sharing Plan to GMG Retirement & Savings Plan.

    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - The most significant accounting policies followed by the Plan are summarized below:

         METHOD OF ACCOUNTING - The financial statements of the Plan have been prepared following the accrual basis of accounting except for benefit payments, which are recorded on the cash basis.

         INVESTMENTS - The investments are carried at market value. Investments which do not have a quoted market value are carried at the lower of cost or net realizable value. Gains and losses on sale of securities are determined using the average cost method. All investments are held in a bank administered trust fund.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

    GENERAL - The Plan is a defined contribution cash or deferred arrangement profit sharing plan covering substantially all employees of the Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan provides for retirement, death and disability benefits.

    ELIGIBILITY - Employees become eligible to participate in the Plan upon attaining the age of eighteen (18) years old and completing one-year of service.


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


                          GMG RETIREMENT & SAVINGS PLAN
                FORMERLY GM GROUP, INC. CODA PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999
================================================================================


2.  DESCRIPTION OF THE PLAN (CONTINUED)

    CONTRIBUTIONS - The participants may make contributions, pre-tax contributions and/or after-tax contributions, at the election of the participant. The pre-tax contributions in a Plan year may not exceed 10% of compensation or $8,000 (or such higher limit as may be in effect under the Puerto Rico Internal Revenue Code of 1994, as amended). The after-tax contributions in a Plan year, if authorized, may not exceed 10% of the aggregate compensation paid to the employee during all the years he or she has been a Plan participant. The Sponsor will make a matching contribution equal to .50 cents for each $1 of a participant's pre-tax contributions. However, the Sponsor will not make matching contributions above 6% of the participant's basic compensation nor in excess of 30% of the participant's maximum allowable pre-tax contribution.

    INVESTMENT OPTIONS - The participants can make direct employee contributions in any of these four investment options:

         Fixed income fund - Funds are invested mainly in obligations issued or guaranteed by the United States Government, or any of its agencies or instrumentality's. The fund is Vanguard Total Bond Market Index.

         Equity fund - Funds are invested mainly in a diversified portfolio of equity and fixed income securities with income, growth of income and capital appreciation potential. The funds are Fidelity Advisor Growth Institutional, Federated Equity-Income A, Deutsche International Equity and Dreyfus Emerging Leaders.

         Stock - Funds are invested mainly in common stock of Popular, Inc., a corporation engaged in the business of providing bank and financing services.

         Money market fund - Funds are invested mainly in bank deposit.

    VESTING - Vesting in the Sponsor's contribution portion plus earnings is as follow:

                      Completed                   Vested
                   Years of Service             Percentage
                   ----------------             ----------
                     Less than 1                     0
                      At least 1                    20
                      At least 2                    40
                      At least 3                    60
                      At least 4                    80
                      At least 5                   100


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


                          GMG RETIREMENT & SAVINGS PLAN
                FORMERLY GM GROUP, INC. CODA PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999
================================================================================


2.  DESCRIPTION OF THE PLAN (CONTINUED)

    EARLY RETIREMENT AGE - A participant will be fully vested and may retire prior to normal retirement age (reaching age 65 or the fifth anniversary of the first day of the Plan year in which he/she commenced in the Plan) upon reaching age 55 and completing 10 years of service.

    PAYMENTS OF BENEFITS - Upon termination of services due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum payments or installment payments. Upon termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

    FORFEITURES - Forfeitures will be allocated to the accounts of participant during such Plan year in the proportion that each such participant's compensation during such Plan year bears to the total compensation during such Plan year of all such participants. No forfeitures will occur solely as a result of an employee's withdrawal of employee contributions.

    Before January 1, 2000, the most significant provisions of the Plan were as follows:

    Eligibility - Employees become eligible to participate in the Plan upon attaining the age of twenty-one (21) years old and completing three (3) months of service.

    Contributions - The annual contributions to the Plan are composed of an employee contribution and an employer matching contribution. Participants may contribute the lesser of: (i) $7,500 (or such higher limit as may be in effect under the Puerto Rico Internal Revenue Code of 1994, as amended), or
    (ii) 10% of the participant's qualified compensation, as defined. The Sponsor contributes to the Plan a matching contribution equal to 25% percent of each $1 contributed by the participant up to $400 per participant. Voluntary contributions, on after-tax-basis, by participants directly to the Plan are also permitted subject to certain amount limit and conditions. A participant's contributions may be increased, decreased or revoked at any time by the participant. The Sponsor may increase, decrease or eliminate its matching contributions to the Plan at any time.

    Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Sponsor's contribution portion plus earnings thereon is based on years of continuous service. A participant is 100% vested after five (5) years of credited services.

                          GMG RETIREMENT & SAVINGS PLAN
                FORMERLY GM GROUP, INC. CODA PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999
================================================================================


2.  DESCRIPTION OF THE PLAN (CONTINUED)

    Forfeitures - All forfeitures shall be used to pay for the Plan expenses and any remaining part, to reduce employer matching contributions, or distribute such amounts among the remaining participants matching contributions accounts in the same proportion as originally allocated.

    The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

3.  PLAN ADMINISTRATION

    On January 10, 1996, the Sponsor agreed with Oriental Federal Savings Bank ("Oriental") for the record keeping and plan administration. On December 31, 1999, Oriental ended is duty as trustee and record keeper of the Plan. Effective January 1, 2000, the Sponsor appointed Banco Popular de Puerto Rico ("BPPR") as successor trustee and record keeper of the Plan. In addition, the Adoption Agreement of the Plan was amended to adopt the Banco Popular de Puerto Rico Master Defined Contribution Retirement Plan and its Master Trust. The Plan's trustee has been designated to hold and invest the Plan assets for the benefits of all participants. These assets are included in the financial statements at their market value as reported to the Plan by the trustee. The Sponsor pays an administration fee without reimbursement by the Plan to BPPR for these services and other administrative matters.

4.  RELATED PARTY TRANSACTION

    Effective July 1, 1999, Popular, Inc. acquired 100% of the outstanding common stock of the Sponsor. BPPR is also a wholly owned subsidiary of Popular, Inc. As stated in Note 3, BPPR was appointed successor trustee and record keeper of the Plan effective January 1, 2000.

5.  INCOME TAX STATUS

    This plan is not a qualified plan under the U.S. Internal Revenue Code. This is a Non-Domiciled U.S. Plan, which is qualified under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended. Therefore, it is not subject to income taxes provided continuance compliance with all the terms and eligibility requirements of the Plan.

                          GMG RETIREMENT & SAVINGS PLAN
                FORMERLY GM GROUP, INC. CODA PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           DECEMBER 31, 2000 AND 1999

                                                                                          2000                      1999
                                                                                ------------------------  ------------------------
                                                                                               Current                   Current
    Identity of Issuer       Description of Investment                             Cost         Value         Cost        Value
---------------------------  ------------------------------------------------   -----------  -----------  -----------  -----------
Fidelity Investments Fund    Fidelity Advisor Balanced Fund                     $        --  $        --  $   251,474  $   308,996

Fidelity Investments Fund    Fidelity Advisor Government Investment Fund                 --           --      135,079      146,101

Fidelity Investments Fund    Fidelity Advisor Growth Opportunities Fund                  --           --      575,073      729,729

Fidelity Investments Fund    Fidelity Advisor Equity Growth Fund                  1,376,729    1,143,165            -            -

Vanguard Group               Vanguard Total Bond Market Index                       111,090      113,997            -            -

Federate Funds               Federated Equity-Income Fund - Class A                 271,639      232,994            -            -

Deutsche Asset Management    Deutsche Institutional International Equity Fund       256,047      209,613            -            -

Dreyfus                      Dreyfus Emerging Leaders Fund                          683,317      694,596            -            -

Popular, Inc.                Popular, Inc. - Common Stock                         1,703,918    1,843,651            -            -

                             Federated Government Obligation Fund                     1,010        1,010

Oriental Bank & Trust        Money Market Fund                                           --            -      275,218      275,218
                                                                                -----------  -----------  -----------  -----------
                                                                                $ 4,403,750  $ 4,239,026  $ 1,236,844  $ 1,460,044
                                                                                ===========  ===========  ===========  ===========

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.


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


                                                           SUPPLEMENTAL SCHEDULE

                          GMG RETIREMENT & SAVINGS PLAN
                FORMERLY GM GROUP, INC. CODA PROFIT SHARING PLAN
                     SCHEDULE OF RECONCILIATION OF FORM 5500
                           DECEMBER 31, 2000 AND 1999
===============================================================================


    This schedule summarizes differences between the financial statement of GMG Retirement & Savings Plan as of December 31, 1999, and the financial information presented as part of Form 5500 for this year. The net effect of the $28,985 difference for 1998, which is set forth below, was recognized as contributions during 1999 for Form 5500 purposes. There are no differences to reconcile between the financial statements of the Plan as of December 31, 2000, and the financial information presented as part of Form 5500.

     A - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                       1999
                                                                                                    -----------
        Total Assets and Net Assets Available for Plan Benefits per
        financial statements                                                                        $ 1,460,044

        Less - Net effect of contributions receivable that were recorded for financial statement purposes in the current audit year period, but not
        recorded for Form 5500 purposes                                                                  28,985
                                                                                                    -----------

        Total Assets and Net Assets and Net Assets Available for Plan
        Benefits per Form 5500                                                                      $ 1,489,029
                                                                                                    ===========

     B - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                       1999
                                                                                                    -----------
        Net Increase in Plan Assets per financial statements                                        $   325,707

        Less - Net effect of contributions receivable that were recorded for financial statement purposes in the current audit year period, but not
        recorded for Form 5500 purposes                                                                  28,985
                                                                                                    -----------

        Net Increase in Plan Assets per Form 5500                                                   $   354,692
                                                                                                    ===========


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

                                   SIGNATURE


         Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf the undersigned hereunto duly authorized.


                                             GMC Retirement & Savings Plan
                                                    (Name of Plan)


                                             By: /s/ Maria Isabel Burckhart
                                                 ---------------------------
                                                 Maria Isabel Burckhart
                                                 Authorized Representative


                                             By: /s/ Jorge A. Junquera
                                                 ---------------------------
                                                 Jorge A. Junquera
                                                 Authorized Representative
                                                   in the United States

Dated: June 7, 2001


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

                   HIPOLITO TORRES RIVERA & CO. CPA's, P.S.C.
(Logo)             CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference of our report dated June 7, 2001 in the Registration Statement on Form S-8 relating to the financial statements for the years ended December 31, 2000 and 1999, which appears in the Annual Report of the GMG Retirement & Savings Plan on the Form 11-K for the year ended December 31, 2000.



/s/ Hipolito Torres Rivera & Co. CPA's, P.S.C.
San Juan, Puerto Rico
Dated: June 20, 2001




GM Group Plaza Suite 104A-Box 8
1590 Ponce de Leon Ave., San Juan, PR 00926
T (787) 281-0088 F (787) 281-0087 E-Mail htrpa@prtc.net


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